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Exhibit 99.1

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

GREENLIGHT CAPITAL OPPRESSION APPLICATION DISMISSED

October 30, 2006, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID") today announced that Justice J.D. Ground of the Ontario Superior Court of Justice has dismissed the oppression application filed by Greenlight Capital, Inc. and certain hedge funds managed by Greenlight against MID and certain of its current and former directors and officers.

"We were always of the view that the oppression application was completely without merit and are extremely pleased with the judgment," said John Simonetti, Chief Executive Officer of MID. "We hope that the Court's decision puts this matter behind us so that we can continue to focus on both our core real estate business and strategic investment in Magna Entertainment."

A copy of the full reasons for judgment dismissing the application will be posted to MID's website (www.midevelopments.com) on the homepage under the "MID Quick Links" box.

About MID

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of our income-producing properties are currently under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in Magna Entertainment Corp., North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For further information about this press release, please contact Richard J. Crofts, Executive-Vice President, Corporate Development, General Counsel and Secretary, at 905-726-7192.

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PRESS RELEASE GREENLIGHT CAPITAL OPPRESSION APPLICATION DISMISSED